Exhibit 99.1

 Integrated Developer Owner and Operator of Renewable Energy Projects  Investors Presentation – January 2020

 General: The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2018, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law. Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year. This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.Information Relating to Forward-Looking Statements:This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company are based on current expectations that are subject to risks and uncertainties. The projections included in the presentation are based on the current government tariff and/or commercial agreements relating to each project and on the current licenses and permits of each project. The expected profit in connection with the sale of the Company's Italian PV portfolio is an unaudited and unreviewed estimate and the actual results may be different from this estimation. In addition, the details concerning projects that are under development or early stage development that are included in the presentation are based on the current internal assessments of the company’s management and there is no certainty or assurance as to the ability of the company to advance or complete these projects as the advancement of such projects requires, among other things, approvals, permits and financing. The use of certain words, including the words “estimate,” “project,” “intend,” “expect”, ”plan”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including changes in the regulation and climate, delays in the construction and commencement of operations of the Talasol project, limited scope of projects identified for future development and delays in the development and construction of other projects under development. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.   Disclaimers

 Investor Highlights  Financial and technological expertise  Active in various markets and locations  From development to operation  Trusted by financial institutes and banks  Renewable energy as a long term, adaptable business  Ongoing growth with conservative leverage ratios    Public company traded in TASE & NYSE for ~ NIS 830M

 Our Vision    To be ahead of the curve in the green energy generation and storage technologies.   To be a profitable and sustainable business based on enhanced financing strategies and advanced technological expertise.  To provide comprehensive solutions, from development to operation, enabling a stable supply of renewable energy from varied sources.   To protect the environment and benefit society by providing clean and cheap energy from renewable sources.

   Growing our renewable energy and power generation activities – from development to operation – in Europe and Israel.  Continuous growth    Creating continuous cash flow from various assets in diverse renewable energy and energy storage applications.  Constant cash flow    Maintainingrelatively lowleverage ratios andmonetary strength.  Monetary Policy  Energy Revolution as a Long-Term, Profitable BusinessOur Objectives

 Business Development Roadmap  Acquired51% of Biogas Projects in Netherlands  Manara Cliff - Conditional license for pumped storage  Talasol, Spain - Signed a PPA for 80% of the expected output  Sold 49% of Talasol  2016  2017  2018  2019  Acquired Talmei Yosef PV Plant  Commercial operation of first Biogas Project in the Netherlands  Talasol Financing agreements with Deutsche Bank and EIB  Financial closing and start construction in Talasol  Sold 22.6 MW Italian PV portfolio with expected profit of ~ 19Mil €  Executed 2 Framework Agreements for the Development of 515 MW PV Projects in Italy  Acquired remaining 49% of NL Biogas Projects

 Financial Forecast (in million of Euro)  The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12. Not including profit from the Sale of 49% holdings of the Talasol Project which was recognized in Equity, as the sale transaction did not result in loss of control.Not including profit and related tax in connection with the Sale of 22.6 MW Italian PV portfolio. Including the Company's share in Dorad. The company’s share in Dorad is presented based on distributions of profits and not on the basis of equity gain using the equity method.The forecast assumes the commencement of operations of the Talasol PV plant in H2 / 2020. The expected revenues, Adjusted EBITDA and FFO include minority holdings.Adjusted FFO is presented after projects and corporate financing and tax expenses.  See Appendix A for reconciliation and disclosure regarding the use of non-IFRS financial measures  Revenues   24.6  27  48-49  62-63  Net Income   14.8  4.1  9-10  14-15  Adjusted EBITDA   10.9  15.9  33-34  44-45  Adjusted FFO   3.5  9.8  22-23  31-32  Expected addition of 100 MW PV  Expected addition of 150 MW PV

 Development Projects – Growth  Early Stage Development445MW  Under Advanced Development254 MW (*)  Under Construction300 MW  Connected to the grid 106 MW  Spain - Talasol 300 MW PV   Spain - 28 MW PV  Italy - aggregated 445MW PV   Italy - 70 MW PV  PV - Spain & Israel;Biogas - Netherlands ; Dorad Power Station  Israel - Manara Cliff, Pumped Storage  * In addition to the 70 MW mentioned above – an option to purchase approximately 37 MW that are already under development

         DiverseGreen Energy Infrastructure          Development, Construction, Operation  Solar Energy | PV  Waste to Energy | Bio Gas  Clean Energy | Natural Gas  Energy Storage | Pumped Storage  *

 Projects Summary (EUR Millions)  Projects  % Ownership  License  MW  Expected Distribution in 2020    Expected Annual Revenues in 2020  Expected Annual Adjusted EBITDA in 2020  Expected Adjusted Annual FFO in 2020  Expected Debt as of December 31, 2020  Expected interest payment in 2020  Expected Cash flow 2020  Connected to the grid and operating                        Italy – 12 PV  100%  2031  22.6 MW       9.4  7.9  6.3  31.2  0.64  3.04  Spain – 4 PV  100%  2041  7.9 MW       2.9  2.2  1.7  15  0.5  0.7  Israel – Talmei Yosef (1)   100%  2033  9 MW       4.2  3.6  2.7  18  0.9  1.0  The Netherlands  100%  2031  9 MW base load equal to 850 m3/h gas production       7.5  2.1  1.9  8  0.3  0.9  Israel – Dorad (based on 2018 reports)  9.38%  2034  850MW (of which the company’s share is ~ 80 MW)     3.5  60  12  -  -  -  3.5  Total Installed       MW 105.9                   (1) the PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC  SOLD  Sold for 41 Mil € based on 31.12.2018 cutoff date   See Appendix A for reconciliation and disclosure regarding the use of non-IFRS financial measures

 Projects Summary (EUR Millions)  Projects  % Ownership  License  MWp/ MWp/h  Expected Annual Income following commercial operation    Expected Annual EBITDA following commercial operation  Expected Annual FFO following commercial operation  Debt   Expected interest payment  Expected Cash Flow following commercial operation  Under construction                    Spain – Talasol*  51%  Expected production start: Q4 / 2020  300 MW  23-25  17-18  12-13  Long term loans obtained in an aggregate amount of approximately EUR 131 million  4  4-5  Under development                    Spain PV  100%  Expected production start: 2021  28 MW                    Italy PV  100%   Expected production start: 2021  70 MW (**)                    Israel – Manara Cliff  75%  Expected production start: 2026  156 MW                    Early stage development - Italy  100%     445MW              Total Under development      699 MW              * For 100% holding, the company’s share is 51%** In addition to the 70 MW mentioned above – an option to purchase approximately 37 MW that are already under development

 Spain – Talasol *  Business strategy and timeline:  Acquired:2017  Expected Capacity:300 MW  Plant type:1 PV plant  Starting power production:Expected Q4/2020  Location:Talaván, Cáceres, Spain  ExpectedCost:EUR 227M  Expected Annual Revenue:EUR 23-25M  June 2018:METKA –procurement and engineering agreement  June 2018:PPA agreement, 80% for 10 years  July 2018:Interest hedgingGOLDMAN SACKS  December 2018:Financing from DEUTSCHE BANK and EIB– EUR 131 Million  April 2019:Sold 49% of Talasol Equity for EUR 16.1 M and start of construction      January 2020: Project construction reached ~ 60% completion  * for 100% holding, the company’s share is 51%

   Talasol 300 MW PV Plant          Connection lines within the project  *    Evacuation line construction  construction reached ~ 60% completion

 Framework Agreements for the Development of 515 MW PV Projects in Italy  Expected Capacity:515 MW  Expected power production:100 MW – 2021150 MW – 2022265 MW – 2023  Location:Italy  ExpectedCost:310 MIL EUR    Signed:2019  Plant type:Multi PV plants

 Israel - Manara Cliff  Expected Capacity:156 MW  Location:Manara Cliff - Israel  ExpectedCost:EUR 350M      Acquired:Ellomay Capital Ltd. –75% Sheva Mizrakot Ltd. –25%  Plant type:1 pumped storage plant  * In October 2019 the Manara Project received land assessment from ILA requiring payment of a consent fee of approximately NIS 160 million. The Company is considering its next steps in connection with such assessment.

   Key Balance Sheet Figures     December 31, 2017  % Of BS  December 31, 2018  % Of BS  September 30, 2019 unaudited  % Of BS  Cash and cash equivalent, marketable securities  26,124  13%  39,014  18%  73,111  21%  Financial Debt*  106,515  54%  117,435  56%  201,771  59%  Financial Debt, net*  80,391  41%  78,421  37%  128,660  38%  Property, plant and equipment net (mainly in connection with PV Operations)  78,837  40%  87,220  41%  138,574  40%  Investment in Dorad   30,820  16%  28,161  13%  33,391  10%  CAP*  184,015  93%  194,392  92%  308,301  90%  Total equity  77,500  39%  76,957  36%  106,530  31%  Total assets  198,088  100%  211,160  100%  342,373  100%  * See Appendix B for calculations  (€ thousands)

   Key Financial Ratios           Financial Debt to CAP *  58%  60%  65%  Financial Debt, net to CAP *  44%  40%  42%  * See Appendix B for calculations  Strong Balance Sheet, Sufficient Liquidity  December 31 , 2017  December 31 , 2018  September 30 , 2019

     Summary   Renewable energy industry enjoys favorable business prognosis and supportive regulation  Competitive pricing,no need for governmental subsidizing  High segmental and geographic diversity. Revenue not dependent on a specific project  Long termagreements reducedemand market risk  Value based financing policy with relatively low leverage, high capital and investment ratios  Continuous growth. Sustainable, proven business experience  *

 Renewable energy is an ongoing, worldwide sustainable economy trend, with an ever growing production and consumption of green energy.  Renewable Energy Market and Business Environment  http://www.brinknews.com/eu-2020-renewable-energy-goals-on-track/ http://appsso.eurostat.ec.europa.eu/nui/show.do?dataset=nrg_ind_ren&lang=enhttps://www.irena.org/-/media/Files/IRENA/Agency/Publication/2018/Jul/IRENA_Renewable_energy_highlights_July_2018.pdf?la=en&hash=F0E22210DEB43512673D6A573C1879F10CFC41D0https://trilemma.worldenergy.org/   [1]    *  01  Renewable energy EU goal for 2020: 20% of energy mix[1]  03  EU produces 20.23% of the world’s renewable energy[3]  02  Currently 17% in 28 member states[2]  04  The EU holds nine of the top 10 spots in the terms of energy security in the global rankings[4]

   Israel - Renewable Energy Production Goals   https://www.gov.il/he/Departments/General/renewable_energyhttps://www.evm.co.il/israel/אנרגיות-מתחדשות-הפוטנציאל-הלא-ממומש-ש/ https://www.gov.il/he/Departments/news/re_171119    2.26%Actually produced  Expected to be increased to 25-30% by 2030

 The Photo-Voltaic effect enables conversion of light into electricity using semiconductors.IEA:PV expected todoubleuntil 2023   The Photo-Voltaic Market Overview  https://www.iea.org/renewables2018/    ©OECD/IEA  Bioenergy    Solar Thermal    Hydropower    Geothermal    Wind    Marine    Solar PV    Renewable energy consumption by technology, 2017-2023

 Waste-to-Energy Market Overview   Biogas is a renewable energy source, produced by fermentation of organic matter.  Expected CAGR 2018-2024 is 6%*      Number of biogas plants per 1 Mio capita in European countries in 2017  * https://www.statista.com/statistics/480452/market-value-of-waste-to-energy-globally-projection/  http://european-biogas.eu/2019/02/01/eba-annual-report-2019/  136.1  53  5.8  25.9  19.9  11.1  4.2  8.0  8.2  12

   The Pumped Hydro Storage method stores energy in the form of gravitational potential energy of water, pumped from a lower elevation reservoir to a higher elevation.365/24/7Energy storage enables power delivery all day and all year round.  Pumped Hydro Storage Market Overview  https://www.gminsights.com/industry-analysis/pumped-hydro-storage-market  *    2017:worth over USD 300 Billion  2024:Cumulative installation is set to exceed 200 GW

 THANK YOUFor further Info:Ran Fridrich, CEO: ranf@ellomay.comKalia Weintraub, CFO: kaliaw@ellomay.com  www.ellomay.com

 Appendix A – Adjusted EBITDA and Adjusted FFO  Adjusted EBITDA and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and FFO (funds from operations) is calculated by adding tax and financing expenses to EBITDA. The Company uses the terms “Adjusted EBITDA” and “Adjusted FFO” to highlight the fact that the Company presents the revenues from the Talmei Yosef PV plant under the fixed asset mode and not under IFRIC 12, presents its share in Dorad based on distributions of profit and not on the basis of equity gain using the equity method and deducts the profit from the sale of its Italian PV portfolio in the calculation of Adjusted EBITDA. The Company presents these measures in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers these non-IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account our commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate Adjusted EBITDA or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. Our actual Adjusted EBITDA and Adjusted FFO may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company’s operating performance. A reconciliation between measures on an IFRS and non-IFRS basis is provided in this slide.  Use of NON-IFRS Financial Measures  Reconciliation of Net Income to Adjusted EBITDA & Adjusted FFO (in € millions)     2018  2019 (E) (1) (2) (3) (4)  2020 (E) (1) (4)  2021 (E) (1) (4)  2022 (E) (1) (4)   Net income for the period   0.6  15  4  10  15  Adjustment to revenues due to Talmei Yosef PV plant that is presented under the fixed asset model   3.0              Adjustment to the company’s share in Dorad that is presented based on distributions of profits and not on the basis of equity gain using the equity method  2.0              Adjustment to the sale of 22.6 MW Italian PV portfolio (net of expected tax)    -17        Financing expenses, net   2.1  6  6  11  12  Taxes on income  0.2  1  0.1  0.1  0.1  Depreciation  5.8  6  6  13  17  Adjusted EBITDA   13.7   11 (3)  16.1  34.1  44.1  Financing expenses  -5.1  -6  -6   -11  -12  Taxes on income   -0.2   -1  -0.1  -0.1  -0.1  Adjusted FFO  8.4   4 (3)  10  23  32  The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12. Not including profit from the Sale of 49% holdings of the Talasol Project which was recognized in Equity, as the sale transaction did not result in loss of control.Not including profit and related tax from the sale of 22.6 MW Italian PV portfolio.The company’s share in Dorad is presented based on distributions of profits and not on the basis of equity gain using the equity methodThe forecast assumes the commencement of operations of the Talasol PV plant in H2 / 2020. The expected revenues, Adjusted EBITDA and FFO include minority holdings.

    As of December 31,  As of December 31,  As of September 30,     2017  2018  2019 (unaudited)  Current liabilities        Loans and borrowings   € (3,103)   € (5,864)   € (7,051)  Debentures   € (4,644)   € (8,758)   € (9,963)  Non-current liabilities           Finance lease obligations   € (3,690)   € -   € -  Long-term loans   € (42,091)   € (60,228)   € (118,262)  Debentures   € (52,987)   € (42,585)   € (66,495)  Financial Debt (A)   € (106,515)   € (117,435)   € (201,771)  Less:           Cash and cash equivalents   € 23,962    € 36,882    € 70,808  Marketable Securities   € 2,162    € 2,132    € 2,303  Financial Debt, net (B)   € (80,391)   € (78,421)   € (128,660)             Total equity (C)   € (77,500)   € (76,957)   € (106,530)  Financial Debt (A)   € (106,515)   € (117,435)   € (201,771)  CAP (D)   € (184,015)   € (194,392)   € (308,301)             Financial Debt to CAP (A/D)  58%  60%  65%  Financial Debt, net to CAP (B/D)  44%  40%  42%  Appendix B – Leverage Ratios  The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The Company presents these measures in order to enhance the understanding of the Company’s leverage ratios and borrowings. While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies.   Use of NON-IFRS Financial Measures  Calculation of Leverage Ratios (in € thousands)